Exhibit 99.13

Ontario
Securities
Commission

Commission des
valeurs mobilières
de l'Ontario

22nd Floor
20 Queen Street West
Toronto ON M5H 3S8

22e étage
20, rue Queen ouest
Toronto ON M5H 3S8

RECEIPT

SolarBank Corporation

This is the receipt of the **Ontario Securities Commission** for the **Long Form Prospectus** of the above Issuer dated **February 10, 2023** (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in **British Columbia and Alberta**. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 13, 2023

Winnie Sanjoto

Winnie Sanjoto
Director, Corporate Finance Branch

SEDAR Project # **3453006**